

Mail Stop 3561

October 8, 2009

Mr. David A. DeLorenzo
President and Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

> **RE: Dole Food Company, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-161345**
> **Filed October 2, 2009**

Dear Mr. DeLorenzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, filed October 2, 2009

General

1. We note your response to prior comment one from our letter dated September 30, 2009. It was unclear from your response and disclosure exactly when Mr. Murdock's economic and financial risk of share ownership in the company would

transfer to the trust and whether his voting rights were being decoupled. Please advise or revise.

Recent Developments, page 4

2.   We note that you did not disclose net income and net income per share for the quarters ending October 10, 2009 and October 4, 2008. We believe that net income and net income per share are amounts important to investors in understanding a company's performance. Please disclose net income and net income per share for the quarters ending October 10, 2009 and October 4, 2008, or disclose in sufficient detail the reasons why you have omitted these measures for the period ended October 10, 2009.

3.   To the extent you employ significant assumptions in developing your estimated third quarter 2009 financial results, disclose in reasonable detail the assumptions upon which the financial results depend. In addition, describe any trends, events or developments that impacted your third quarter 2009 financial results.

4.   We generally believe that net income is the GAAP measure most directly comparable to Adjusted EBITDA when it is used as a performance measure. Please reconcile Adjusted EBITDA to net income or tell us why you do not believe it is the most directly comparable GAAP measure. For additional guidance, refer to the answer to question 15 within our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", which may be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Capitalization, page 26

5.   We note in your response to comment 10 in our letter dated September 30, 2009 that you plan to account for the nonmonetary transfer of ownership interests in idle farm land in Honduras held by the Company to *other affiliates of Mr. Murdock*, pursuant to paragraph D9 of SFAS 141R. We further note the revised disclosure in your Form S-1/A (No. 3) that states you will transfer such ownership interests to *your existing stockholder*. Please tell us who the Company will transfer their ownership interests to following the Merger Transaction.

6.   If the Company will transfer their ownership interests in idle farm land in Honduras to its existing stockholder, please explain to us how you determined the transaction was a transfer of nonmonetary assets between entities under common control transaction, as opposed to a nonreciprocal transfer of nonmonetary assets between an enterprise and its owners, similar to a dividend in-kind, pursuant to paragraph 18 of APB 29 (ASC 845-10-30-1).

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 31

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 35

7.   We note the income tax benefit of the pro forma Transfer Transaction adjustments on page 37 and the income tax impacts of the pro forma Refinancing Transaction adjustments on page 38 have been computed using an estimated U.S. statutory income tax rate of 37.5%. We further note on page F-55 that Dole's U.S. federal statutory income tax rate was 35% for the fiscal years ended 2006-2008. As such, it appears to us that the pro forma tax effects were not calculated using the statutory rate in effect during the periods for which the pro forma income statements are presented. Please describe the increase in your estimated statutory income tax rate to 37.5% and the reasons for the increase.

Contemplated Transactions in Connection with the Offering, page 44

8.   We note from your response to comment 15 of our letter dated September 30, 2009, that cross-default and cross-acceleration provisions will still exist with respect to your own debt. Please clarify that the restructuring transactions will not eliminate those provisions with respect to your own debt.

Executive Compensation, page 104

9.   We reissue comment 20 from our letter dated September 30, 2009. It appears from the disclosure on page 106 that the CFROI is used to determine the bonus pool and the guideline bonus amount is attributable from that pool based upon the NEO's target bonus. Therefore, it appears that this is an incentive plan, which the Compensation Committee then has discretion to increase or decrease. We continue to believe that the cash payments relating to the One-Year Plan should be reflected in the non-equity incentive plan column of the summary compensation table and should be included in the grants of plan based awards table, since the Compensation Committee only exercised its discretion to decrease the amount of the awards. We direct your attention to Question 119.02 from the Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Underwriting, page 133

10.   We note your statement on page 138 that the underwriters have performed various services for the company for which they have received customary fees and expenses. We also note that several of the underwriters participated in your September 18 debt offering. Please revise your disclosure to describe the role your underwriters played in the offering.

Financial Statements

Dole Food Company, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-7

Note 17 – Subsequent Events, page F-37

11. We note on page 97 that the Company is in the process of selling the corrugated box plants it owns and operates in Chile, Costa Rica, Ecuador and Honduras. To the extent material, please disclose the pending sale of these plants as a nonrecognized subsequent event pursuant to paragraph 13 of SFAS 165.

Exhibits

12. We note your revised legality opinion states that it is "limited to the effect of the current state of the Delaware General Corporation Law …" It was unclear whether the reference to the DGCL was intended to be limiting. Please revise your opinion to indicate that it covers Delaware law, including all applicable statutory provisions, rules and regulations underlying those provisions, and applicable judicial and regulatory determinations or provide such representation supplementally. Also, please revise to remove the statement that you are not admitted to practice in the State of Delaware.

Closing Comments

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Jonathan Layne, Esq.
        (310) 552-7053